SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No....) ...............................................hhgregg, Inc..............................................
(Name of Issuer)
...............................................Common Stock..............................................
(Title of Class of Securities)
.............................................42833L108...............................................
(CUSIP Number)
....................................... .......December 31, 2007................................................
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42833L108
1. Names of reporting persons. Jerry W. Throgmartin
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization - United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 3,576,602[1]
(6) Shared voting power
(7) Sole dispositive power - 3,576,602[1]
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person - 3,576,602[1]
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 10.9%
(12) Type of reporting person (see instructions) - IN

_________________________

1 Includes 2,000,000 shares of Common Stock held of record by the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust for which Mr. Throgmartin is the trustee and has sole power to vote and dispose of such shares.

Item 1. Security and Issuer.

(a)       The name of the issuer is hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”).

(b)       The principal executive offices of hhgregg are located at 4151 East 96th Street, Indianapolis, Indiana 46240.

Item 2. Identity and Background.

(a)	The name of the filing person in this statement is Jerry W. Throgmartin.

(b)       The business address of Mr. Throgmartin is c/o hhgregg, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240.

(c)	Mr. Throgmartin is a citizen of the United States of America.

(d)       The class of equity securities to which this statement on Schedule 13G (this “Statement”) relates is the common stock, par value $0.0001 per share, of hhgregg (the “Common Stock”).

(e)	The CUSIP number of the Common Stock is 42833L108.

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.         ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.         ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.         ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.         ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.          ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Mr. Throgmartin is the holder of record of 1,056,600 shares of Common Stock. Mr. Throgmartin is also the holder of 520,002 options, each to purchase one share of Common Stock, which are exercisable within 60 days of February 1, 2008.

The Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust (the “Trust”) is the holder of record of 2,000,000 shares of Common Stock. As trustee of the Trust, Mr. Throgmartin has sole voting and dispositive power of the shares of Common Stock held by the Trust.

The aggregate number of shares of Common Stock either held of record or beneficially owned by Mr. Throgmartin represent approximately 10.9% of hhgregg’s outstanding Common Stock.

Percentage ownership is based on 32,241,600 outstanding shares of Common Stock of hhgregg as of November 14, 2007, as reported in hhgregg’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More then 5 Percent on behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

/s/ Jerry W. Throgmartin
Jerry W. Throgmartin